DREYFUS INVESTMENT GRADE FUNDS, INC.
Dreyfus Short Term Income Fund

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

Dreyfus Investment Grade Funds, Inc. (the "Company") desires to offer multiple classes with respect to Dreyfus Short Term Income Fund (the "Fund"), a series of the Company, and the Company's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.                  Class Designation:  Fund shares shall be divided into Class D and Class P.

2.                  Differences in Services:  The services offered to shareholders of each Class shall be substantially the same.

3.                  Differences in Distribution Arrangements:  Class D shares are designed primarily for investors who are investing directly with the Fund through its distributor or other entities that have entered into agreements with the distributor to sell such shares.  Class P shares are designed primarily for investors who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan.

Class D shares and Class P shares shall be offered at net asset value and shall not be charged an annual fee pursuant to a Rule 12b-1 plan under the 1940 Act.

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Class D and Class P shares shall be subject to an annual service fee under a Shareholder Services Plan.  The amount of the fees under the Shareholder Services Plan are set forth on Schedule A hereto.

4.                  Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (a) fees under the Shareholder Services Plan; (b) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; (c) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; and (e) fees and expenses of administration that are identified and approved by the Company's Board as being attributable to a specific Class.

5.                  Conversion Features:  No Class shall be subject to any automatic conversion feature.

6.                  Exchange Privileges:  Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated:  October 10, 2002

Amended as of:  March 13, 2012

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SCHEDULE A

Amount of Shareholder Services Plan Fees—Class D and Class P Shares—.20 of 1% of the value of the average daily net assets of Class D, and .25 of 1% of the value of the average daily net assets of Class P.

A-1

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